UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PFSweb, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717098206

(CUSIP Number)

transcosmos inc.

Attn: Masataka Okuda, President & COO

21-25-18 Shibuya, Shibuya-ku

Tokyo 150-8530

Japan

Telephone: 81-3-4363-0290

Copies to:

Michael Occhiolini, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	717098206

1.	Names of Reporting Persons. transcosmos inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,265,608
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,265,608
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,265,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.0%
14.	Type of Reporting Person (See Instructions) CO

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 24, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of PFSweb, Inc., a Delaware Corporation (the “Corporation” or the “Company”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Person hereby amends and supplements the Schedule 13D as follows.

Item 5. Interest in Securities of the Issuer

(a) As of this date of this filing, the Reporting Person beneficially owns 3,265,608 shares of the Issuer’s Common Stock, or approximately 20.0% of the outstanding Common Stock of the Issuer. This percentage is calculated based upon 16,307,901 shares of the Issuer’s Common Stock outstanding as of November 11, 2013, as represented by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

(c) In the 60 days prior to the date of the event which requires the filing of this Amendment No. 1 to Schedule 13D, the Reporting Person purchased the following shares of the Issuer through open market transactions:

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share
11/15/2013	3,578	$7.4785
11/19/2013	400	$7.50
11/20/2013	16,904	$7.9395
11/21/2013	7,274	$7.9963
12/11/2013	1,400	$8.00
12/12/2013	12,383	$7.9953
12/13/2013	9,100	$8.00

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

transcosmos inc.

By:	/s/ Masataka Okuda
Name:	Masataka Okuda
Title:	President & COO